Exhibit 99.1

Kenon Notifies Investors of ZIM’s Announcement of Dividend and Update in Guidance

Singapore, May 19, 2021. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) announces that ZIM Integrated Shipping Services Ltd. ("ZIM"), in which Kenon has a 28% interest, has announced in its Q1 2021 earnings release published today a special dividend to be paid in September 2021 of $2.00 per share, or approximately $238 million in the aggregate.

ZIM also announced updated guidance for 2021.

ZIM's announcement is available on ZIM’s website and the website of the U.S. Securities and Exchange Commission (SEC) (http://www.sec.gov). These websites, and any information referenced therein, are not incorporated by reference herein.

Kenon does not undertake to notify investors of information published by ZIM and directs investors to ZIM’s website, and other announcements by ZIM and ZIM's filings with and submissions to the SEC for information on ZIM and its business and results of operations including its announced dates for publication of results.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the dividend and updated guidance announced by ZIM.  These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.